APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

LALA GARDENS COOPERATIVE LCA PBC		
Balance Sheet - unaudited		
For the period ended July 30, 2022		
	Current Period	
	Jul 30, 22	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		-

Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Christina Trout, certify that:

1. The financial statements of LaLa Gardens Cooperative LCA PBC included in this Form are true and complete in all material respects; and
2. The tax return information of LaLa Gardens Cooperative LCA PBC has not been included in this Form as LaLa Gardens Cooperative LCA PBC was formed on 06/28/2022 and has not filed a tax return to date.

Signature   *Christina Trout*

Name: Christina Trout

Title: Founder/Steward